Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604-681-8600
Fax: 604-681-8799
e-mail: firstpoint@firstpointminerals.com
www.firstpointminerals.com

April 22, 2004

To Our Shareholders:

You are cordially invited to attend the Annual General and Special Meeting of the Shareholders of First Point Minerals Corp. to be held at 2:00 p.m. (Vancouver time), Friday, May 28, 2004, in the Garibaldi Room of the Blue Horizon Hotel, 1225 Robson Street, Vancouver, British Columbia, Canada.

Following the Meeting, we are hosting a reception with light refreshments.

If you are unable to attend, please take the time to read the following information and to complete and return the proxy provided herewith.

For an up-to-date preview of the Company’s activities in text, maps and photographs, visit First Point’s website at www.firstpointminerals.com

ON BEHALF OF THE BOARD,

/s/ "Peter MD Bradshaw"
PETER M. D. BRADSHAW
President